ZTO Express (Cayman) Inc.

Building One, No. 1685 Huazhi Road

Qingpu District, Shanghai 201708

People’s Republic of China

November 13, 2023

VIA EDGAR

Mr. Gus Rodriguez

Mr. Robert Babula

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ZTO Express (Cayman) Inc. (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2022
Filed April 20, 2023
Response letter dated September 27, 2023
File No. 001-37922

Dear Mr. Rodriguez and Mr. Babula,

This letter sets forth the Company’s responses to the comments contained in the letter dated October 16, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the Commission on April 20, 2023 (the “2022 Form 20-F”) and the Company’s response letter submitted on September 27, 2023. The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2022 Form 20-F.

Form 20-F for the Fiscal Year ended December 31, 2022

Condensed Consolidating Financial Information of ZTO Express (Cayman) Inc., page 13

1.	We note your response to prior comment one explaining that your subsidiaries leased land, buildings, equipment and trucks to the VIE’s and their subsidiaries, which recorded the rental fees in all cases as cost of revenues, while your subsidiaries recorded the corresponding rental income as either revenues or other operating income “...based on the subsidiaries’ primary business operations.” Please address the following points:

●	Describe the accounting policies that you applied in determining whether rental income would be reported as revenue or as other operating income, including how the nature of the VIE’s and their subsidiaries primary business operations were evaluated and considered in accounting for the transactions.

The Company respectfully advises the Staff that in determining whether rental income would be reported as revenue or as other operating income, the Company considered the primary business of the subsidiary. If the subsidiary’s primary business is to rent properties and earn rental income, the subsidiary records rental income under revenue on its standalone financial statements. If the subsidiary’s primary business is to provide services other than rental, such as, technical services or transportation services, the subsidiary records rental income from renting certain assets under other operating income on its standalone financial statements.

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

November 13, 2023

●	Tell us how the leased land, buildings, equipment and trucks are used to generate revenues by your VIE’s.

The Company respectfully advises the Staff that the properties leased by the VIE are used in the operation of its primary business, which is generating express delivery services revenues. The leased land, buildings and equipment are used as the VIE’s sorting facilities and the leased trucks are used in the VIE’s line-haul transportation operations. Accordingly, the rental costs associated with such leased properties are recorded under the cost of revenues on the VIE’s standalone financial statements.

●	Indicate the extent to which the leased property is attributable to selling, general and administrative purposes, and separately to the generate of revenues, and explain to us the basis for your determinations in this regard.

The Company respectfully advises the Staff that the rental cost incurred for the leased property that is attributable to selling, general and administrative purposes, such as administrative office use, is recorded under selling, general and administrative expenses. In 2020, 2021 and 2022, RMB17 million, RMB71 million and RMB91 million of rental costs for intercompany leases of office facilities were recorded under selling, general and administrative expenses on the VIE’s standalone financial statements, respectively. The rental income related to the leased office facilities have consistently been booked by the subsidiaries as other operating income and grouped into other operating income upon consolidation of the Company’s financial statements. Therefore, the VIE’s selling, general and administrative expenses incurred for intercompany leases have been eliminated against other operating income upon consolidation.

Given your statement that all intercompany transactions were fully eliminated with no impact on revenue, cost of revenue, or gross profit, we understand that the elimination for cost of revenues in excess of the elimination for revenues equates to the revenues that were booked by your subsidiaries as other operating income.

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

November 13, 2023

Please confirm if this is the case or provide any additional details necessary to understand the disparity with the eliminations in 2022.

The Company respectfully advises the Staff that the elimination for cost of revenues in excess of the elimination for revenues plus the rental cost recorded under selling, general and administrative expenses equal to the rental income that was included in the subsidiaries’ other operating income in Condensed Consolidating Financial Information on Page 18 of 2022 Form 20-F.

The following table sets forth the rental related eliminations to further explain the disparity with the eliminations in 2022.

RMB (In thousands)	Elimination due to intercompany services other than lease services	Elimination due to intercompany lease services	Total eliminations
Revenue	(13,762,158)	-	(13,762,158)
Cost of revenue	13,762,158	733,687	14,495,845
Selling, general and administrative	-	91,239	91,239
Other operating income, net	-	(824,926)	(824,926)

2.	We understand from your response to prior comment one that all internal rental income from the lease arrangements for 2020 and 2021 is reported as revenue in the schedules on page 18 and therefore the eliminations for revenues and cost of revenues are equal for these earlier periods. Tell us the amounts that were initially reported as other operating income for 2020 and 2021 and explain how you formulated your view on materiality.

The Company respectfully advises the Staff that in 2020 and 2021, the amounts that were initially reported as other operating income of subsidiaries and grouped into revenue of subsidiaries upon consolidation were RMB168 million and RMB302 million, respectively.

The Company believes the above-mentioned grouping upon consolidation is not quantitively or qualitatively material to the Company. The amounts for the above-mentioned intercompany rental income represented approximately 1% and 2% of the subsidiaries’ total revenue (before elimination) in 2020 and 2021, respectively. Substantially all of the subsidiaries’ revenue was generated from intercompany transactions and eliminated upon consolidation. Furthermore, as disclosed in note 2(b) to the consolidated financial statements on page F-17 of the 2022 Form 20-F, after elimination, the VIE contributed 94.1% and 97.7% of the Company’s consolidated revenues for the years ended December 31, 2020 and 2021, respectively.

*               *               *

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

November 13, 2023

If you have any additional questions or comments regarding the 2022 Form 20-F, please contact the undersigned at +86 21 5980 4508 or the Company’s U.S. counsel, Haiping Li of Skadden, Arps, Slate, Meagher & Flom LLP at +86 21 6193 8210 or haiping.li@skadden.com, or Yuting Wu of Skadden, Arps, Slate, Meagher & Flom LLP at +86 21 6193 8225 or yuting.wu@skadden.com. Thank you very much.

Very truly yours,

/s/ Huiping Yan
Huiping Yan
Chief Financial Officer

cc:	Meisong Lai, Chairman of the Board of Directors and Chief Executive Officer, ZTO Express (Cayman) Inc.
Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Yuting Wu, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Anna Li, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP

[Signature Page to 20-F Response Letter]